September 30, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11101)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Cann American Corp. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11101), together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement relates to the public offering of the Company’s Common Stock (the “Common Stock”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Jason Black
______________________

Jason Black
Chief Executive Officer
Cann American Corp.